UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

FRONTIER COMMUNICATIONS PARENT, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35909D109
(CUSIP Number)

Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100 Attn: Alexander D. Benjamin, Senior Managing Director and General Counsel
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15672X102
1.	Names of Reporting Persons:
Cerberus Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC/OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization Delaware, United States

Number of	7. Sole Voting Power:	24,484,559*
Shares Beneficially	8. Shared Voting Power:	0*
Owned by
Each Reporting	9. Sole Dispositive Power:	24,484,559*
Person With	10. Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
24,484,559*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%*
14.	Type of Reporting Person (See Instructions) IA

* There were 245,789,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of Frontier Communications Parent, Inc., a Delaware corporation (the “Company”), issued and outstanding as of October 30, 2023, based upon the information disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023. As of the filing date of this Schedule 13D (the “Filing Date”), funds managed by Cerberus Capital Management, L.P. and/or its investment management affiliates (the “Reporting Person”) own in the aggregate (i) 24,084,559 shares of Common Stock and (ii) 400,000 shares of Common Stock underlying options to purchase shares of Common Stock, which are exercisable within 60 days of November 6, 2023. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported in this Schedule 13D. Thus, as of the Filing Date, the Reporting Person may be deemed to beneficially own 24,484,559 shares of Common Stock, or 9.9% of the shares of Common Stock deemed issued and outstanding as of such date.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Frontier Communications Parent, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 401 Merritt 7, Norwalk, Connecticut, 06851.

Item 2. Identity and Background.

(a) Cerberus Capital Management, L.P., a Delaware limited partnership, on behalf of itself and/or one or more of its affiliated management companies (the “Reporting Person”), is filing this Schedule 13D in its capacity as the investment manager to certain funds and accounts managed by it (the “Cerberus Funds”). Set forth on Schedule A annexed hereto is the name and principal business address of the control persons of the Reporting Person.

(b) The Reporting Person is organized under the laws of the State of Delaware. The principal business address for the Reporting Person is 875 Third Avenue, New York, New York 10022.

(c) The principal business of the Reporting Person is to provide investment management services to the Cerberus Funds and their affiliates and to do all things incidental or related thereto.

(d) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its controlling persons, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its control persons, have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

The interests in the shares of Common Stock reported in this Schedule 13D were initially purchased with cash from the assets of one of more Cerberus Funds.

Item 4. Purpose of Transaction.

The shares of Common Stock directly held by the Cerberus Funds and beneficially owned by the Reporting Person reported herein were acquired for investment purposes in the ordinary course of business of the Cerberus Funds. The Reporting Person acquired beneficial ownership of the shares of Common Stock in the belief that the shares represented an attractive investment opportunity.

The Reporting Person is generally supportive of the Company’s Board of Directors (the “Board”) and management team, and their strategy to create long term shareholder value. The Reporting Person and its representatives have engaged in, and may in the future engage in, discussions with members of the Company’s Board and members of the Company’s management team regarding constructive ways to enhance and maximize value for all stockholders.

The Reporting Person intends to review its investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions with the Company; the Company’s financial position, results and strategic direction; actions taken by the Company’s Board and management team; market prices of the Common Stock; other investment opportunities available to the Cerberus Funds as determined by the Reporting Person; conditions in the securities markets generally; and general economic, industry and other conditions; the Reporting Person may in the future take such actions with respect to its investment in the Company as it deems appropriate. Such actions by the Reporting Person may include, without limitation, exchanging information with the Company; acquiring additional shares of Common Stock and/or other equity, debt or other securities or instruments issued by the Company (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by the Reporting Person, in each case in the public markets or through privately negotiated transactions, and entering into financial instruments or other agreements that affect the Cerberus Funds’ economic exposure with respect to their investment in the Company, such as through selling securities short or entering into derivative transactions with respect to the Securities; engaging in further discussions with the Company’s Board and/or management team; and engaging in discussions with other current or prospective stockholders of the Company, other investment and/or financing professionals, existing or potential strategic partners for the Company, and other third parties regarding a variety of matters relating to the Company, each of which may include, among other things, discussions regarding the Company’s business, management, capital structure, corporate governance, and potential strategic relationships. The Reporting Person may enter into agreements and/or take certain other actions in connection with one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

There were 245,789,000 shares of Common Stock issued and outstanding as of October 30, 2023, based upon the information disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023. As of the filing date of this Schedule 13D (the “Filing Date”), funds affiliated with the Reporting Person own, in the aggregate, (i) 24,084,559 shares of Common Stock and (ii) 400,000 shares of Common Stock underlying options to purchase shares of Common Stock, which are exercisable within 60 days of November 6, 2023. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported in this Schedule 13D. Thus, as of the Filing Date, the Reporting Person may be deemed to beneficially own 24,484,559 shares of Common Stock, or 9.9% of the shares of Common Stock deemed issued and outstanding as of such date.

During the sixty (60) days prior to October 26, 2023, and from October 26, 2023 to the Filing Date, there were no purchases or sales of shares of the Common Stock, or securities convertible into or exchangeable for shares of the Common Stock, by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2023

Cerberus Capital Management, L.P.

By:	/s/ Alexander D. Benjamin
Alexander D. Benjamin, Senior Managing Director and General Counsel

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Schedule A

Control Persons of the Reporting Person

Name	State or Other Place of Organization	Principal Business	Business Address
Craig Court GP, LLC	Delaware	General Partner of the Reporting Person	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022

Control Persons of Craig Court GP, LLC

Name	Title	Business Address	Citizenship
Stephen A. Feinberg	Manager of Craig Court GP, LLC	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States
Frank W. Bruno	Manager of Craig Court GP, LLC	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States